FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Brodsky Julian A.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Vice Chairman
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year) November 20, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		A		130,968	A	(1)	130,968	D
Class A Special Common Stock	11/18/02		A		240,170	A	(1)	240,170	I	By GRATs
Class A Special Common Stock	11/18/02		A		2,835,311	A	(1)	2,835,311	D

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security(1)	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)(1)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares(1)
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		A		208,449		Immediately	7/06/2003	Class A Special Common Stock	208,449		208,449	D
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		A		16,551		Immediately	1/06/2003	Class A Special Common Stock	16,551		16,551	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		A		9,448		1/10/2003	1/10/2004	Class A Special Common Stock	9,448		9,448	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		A		140,552		(2)	7/10/2004	Class A Special Common Stock	140,552		140,552	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		A		105,536		(3)	7/10/2004	Class A Special Common Stock	105,536		105,536	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		A		156,516		Immediately	7/06/2003	Class A Special Common Stock	156,516		156,516	D
Option to Purchase Class A Special Common Stock	$9.3750	11/18/02		A		10,666		06/21/2004	1/13/2005	Class A Special Common Stock	10,666		10,666	D
Option to Purchase Class A Special Common Stock	$9.3750	11/18/02		A		489,334		(4)	12/21/2005	Class A Special Common Stock	489,334		489,334	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		A		105,000		Immediately	2/05/2007	Class A Special Common Stock	105,000		105,000	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		A		105,000		(5)	1/09/2008	Class A Special Common Stock	105,000		105,000	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		250,000		(6)	6/16/2008	Class A Special Common Stock	250,000		250,000	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		17,712		(7)	6/16/2008	Class A Special Common Stock	17,712		17,712	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		232,288		(8)	6/16/2008	Class A Special Common Stock	232,288		232,288	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		33,750		(9)	5/03/2009	Class A Special Common Stock	33,750		33,750	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		3,044		(10)	5/03/2009	Class A Special Common Stock	3,044		3,044	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		23,206		(11)	5/03/2009	Class A Special Common Stock	23,206		23,206	D
Option to Purchase Class A Special Common Stock	$38.5000	11/18/02		A		2,597		3/30/2009	3/30/2010	Class A Special Common Stock	2,597		2,597	D
Option to Purchase Class A Special Common Stock	$38.5000	11/18/02		A		57,403		(12)	3/30/2010	Class A Special Common Stock	57,403		57,403	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		5,408		(13)	7/30/2011	Class A Special Common Stock	5,408		5,408	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		144,592		(14)	7/30/2011	Class A Special Common Stock	144,592		144,592	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		A		150,000		(15)	1/24/2012	Class A Special Common Stock	150,000		150,000	D
Option to Purchase Class A Special Common Stock	$21.5400	11/18/02		A		500,000		(16)	7/11/2012	Class A Special Common Stock	500,000		500,000	D

Explanation of Responses:

(1)	Shares and options to purchase shares of Issuer common stock were acquired pursuant to the merger of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.) with wholly-owned subsidiaries of the Issuer.
(2)	120,000 shares are immediately exercisable; 5,552 shares are exercisable on 1/10/2003; and 15,000 shares are exercisable on 7/10/2003.
(3)	90,110 shares are immediately exercisable; 4,164 shares are exercisable on 1/10/2003; and 11,262 shares are exercisable on 7/10/2003.
(4)	350,000 shares are immediately exercisable; 50,000 shares are exercisable on 6/21/2003; 39,334 shares are exercisable on 6/21/2004; and 50,000 shares are exercisable on 12/21/2004.
(5)	84,000 shares are immediately exercisable and 21,000 shares are exercisable on 1/09/2003.
(6)	200,000 shares are immediately exercisable and 50,000 shares are exercisable on 6/16/2003.
(7)	5,904 shares are exercisable on each of 6/16/2005, 6/16/2006 and 6/16/2007.
(8)	100,000 shares are immediately exercisable; 25,000 shares are exercisable on each of 6/16/2003 and 6/16/2004; 57,288 shares are exercisable on 6/16/2007; and 25,000 shares are exercisable on 12/16/2007.
(9)	20,250 shares are immediately exercisable and 6,750 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(10)	2,625 shares are exercisable on 5/03/2008 and 419 shares are exercisable on 11/03/2008.
(11)	7,875 shares are immediately exercisable; 2,625 shares are exercisable on each of 05/03/2003, 05/03/2004, 05/03/2005, 05/03/2006 and 05/03/2007; and 2,206 shares are exercisable on 11/03/2008.
(12)	12,000 shares are immediately exercisable; 6,000 shares are exercisable on each of 3/30/2003, 3/30/2004, 3/30/2005, 3/30/2006, 3/30/2007 and 3/30/2008; 3,403 shares are exercisable on 3/30/2009; and 6,000 shares are exercisable on 9/30/2009.
(13)	2,704 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(14)	46,000 shares are exercisable on 7/30/2003; 23,000 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 7,000 shares are exercisable on each of 7/30/2007, 7/30/2008 and 7/30/2009; and 4,296 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(15)	47,500 shares are exercisable on 1/24/2004; 23,750 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 6,250 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.
(16)	50,000 shares are exercisable on 7/11/2004; 100,000 shares are exercisable on each of 7/11/2005, 7/11/2006, 7/11/2007 and 7/11/2008; and 50,000 shares are exercisable on 1/11/2009.

/s/ Julian A. Brodsky	December 5, 2002

** Signature of Reporting Person	Date
Julian A. Brodsky

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.